Exhibit A(5)(n)

                       INSURANCE AMOUNT AND CONTRACT FUND

Insurance Amount--The insurance amount at any time is the greater of (1) the face amount which we show on page 3, and (2) the contract fund times the attained age factor that applies. We show the attained age factors on page 18.

Contract Fund.--On the contract date the contract fund is equal to the invested premium amounts received, (see below), minus any of the charges described in items (f) through (i) below which may have been due on that date. On any day after that the contract fund is equal to what it was on the previous day, plus any invested premium amounts received, plus these items:

(a) any increase due to investment results in the value of the subaccounts to which that portion of the contract fund that is in the investment amount is allocated: (we explain investment amount below); and

(b) interest at the rates shown below on that portion of the contract fund that is equal to any contract loan; and

(c) guaranteed interest at 3% on that portion of the contract fund that is in the fixed account; and

(d) any excess interest on that portion of the contract fund that is in the fixed account. (See page 11.)

Minus these items:

(e) any decrease due to investment results in the value of the subaccounts to which that portion of the contract fund that is in the investment amount is allocated;

(f) a charge against the investment amount at a rate of .00245475% a day (.90% a year) for mortality and expense risks that we assume;

(g) a charge against the investment amount at a rate of .00095723% a day (.35% a year) for the cost of administering the contract;

(h) any amount charged against the Contract Fund for Federal or State income taxes;

(i) a charge for the cost of expected mortality; and

(j) any fees we charge for additional reports.

We describe under Reinstatement on page 8 what the contract fund will be equal to on any reinstatement date.

Invested Premium Amount.--This is the portion of each premium paid that we add to the contract fund. It is equal to the premium paid, minus any applicable deduction for state and/for local premium taxes.

Investment Amount.--The investment amount for this contract is the amount we use to compute the investment return. The investment amount is allocated among the subaccounts. The amount of the investment amount and its allocation to subaccounts depend on (1) how you choose to allocate invested premium amounts;
(2) whether or not you transfer amounts among subaccounts; (3) the investment performance of the subaccounts to which amounts are allocated or transferred;
(4) the amount and timing of any additional premium payments you make; and (5) whether or not you take any loan. The account, subaccounts, and account investments are described on page 9.

The investment amount at any time is equal to the contract fund, minus the portion of the contract fund equal to any contract loan, minus the portion of the contract fund that is in the fixed account.

Interest Credit.--On the portion of the contract fund equal to any contract loan: During each contract year we will use a monthly rate that is equivalent to an effective annual rate of 5 1/2% on the part of the contract fund equal to the first amount you borrow in each contract year up to the excess of the target loan amount over any existing loan. Interest due but not paid on any loan amount eligible for the 5 1/2% crediting rate will become part of the loan and will also be credited with interest at 5 1/2%.

For any part of the contract fund equal to the loan amount not eligible for the 5 1/2% crediting rate as described above we will use a monthly rate that is equivalent to an effective annual rate of not less than 4%.

On each contract anniversary, we will transfer the part of the contract fund equal to any contract loan (up to the target loan amount) not eligible for the 5 1/2% crediting rate to the portion of the contract fund eligible for the 5 1/2% crediting rate.

Target loan amount means an amount equal to 10% of the initial premium for each completed contract year since the contract date.

Example: Suppose the initial premium is $20,000 and the loan value is enough to provide the amounts stated here. The target loan amount in the second contract year is $2,000 (10% of $20,000). In that year you borrow $1000. Since it is the first amount you have borrowed, we will credit interest on that part of the contract fund equal to $1,000 at a monthly rate equivalent to an effective annual rate of 5 1/2%. If you borrow an additional amount in that contract year, we will credit interest on that part of the contract fund equal to the additional loan at a monthly rate equivalent to an effective annual rate of not less than 4%. In the next contract year your target loan amount would be $4,000 ($2,000 for each of the two completed contract years since the Contract Date).

Guaranteed Interest.--The guaranteed interest rate credited on that portion of the contract fund in the fixed account is an effective rate of 3% a year.

                                     II-11